Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company”)
301 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Item 2.	Date of Material Change

May 27, 2016

Item 3.	News Release

News Release dated May 30, 2016 was disseminated through Marketwired.

Item 4.	Summary of Material Change

The Company acquired Oro Silver Resources Ltd., a wholly-owned subsidiary of Canarc Resource Corp.

Item 5.1	Full Description of Material Change

Pursuant to a share purchase agreement dated May 6, 2016 (the “Agreement”), the Company acquired a 100% interest in Oro Silver Resources Ltd., a wholly-owned subsidiary of Canarc Resource Corp. (“Canarc”), which holds the El Compas gold-silver mine property and a five-year renewable lease on the 500 tonne per day La Plata ore processing plant in Zacatecas, Mexico.

In connection with the acquisition, the Company paid Canarc CAD$10.5 million by issuing 2,147,239 common shares to Canarc at a deemed issue price of CAD$4.89, representing the 10-day volume weighted average price of the Company’s shares on the Toronto Stock Exchange prior to the date of the Agreement. The Company also assumed Canarc's obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Financial Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

June 1, 2016